Exhibit 1.02

Conflict Minerals Report
For the Year Ended December 31, 2013

Churchill Downs Incorporated (“Churchill,” the “company,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended Rule 13p-1. Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of the Rule and the related disclosures, the term, “Conflict Minerals,” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”
We use 3TG in some of the parts of our Ticketing Terminal products and hardware accessories (“terminals”) and have undertaken to investigate their origins. As described more fully below, we examined our products for the presence of 3TG and investigated the origins of the 3TG found to be present in identified items.

While we have not yet identified any 3TG as having originated from the Democratic Republic of the Congo or neighboring countries, we have not received sufficient information from our suppliers in order to conclude that our products are, or are not, “DRC conflict free,” as defined in applicable SEC rules. Further, we have not yet been able to determine the origin of the 3TG contained in a number of those items. Consequently, we are not in a position to determine whether our terminals are or are not, “DRC conflict free.” Accordingly, the products are considered “DRC conflict undeterminable,” as defined in applicable SEC rules. Those rules define “DRC conflict free” as being a product that does not contain Conflict Minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo, or an adjoining country. The rules further define “DRC conflict undeterminable” as being a product manufactured or contracted to be manufactured that a company, such as us, is unable, after exercising due diligence, to determine qualifies as “DRC conflict free.”

This report has not been audited. Rule 13p-1 provides that a report need not be audited if a registrant has reached a determination that its products are “DRC conflict undeterminable” for calendar year 2013 or 2014.

This report is available in the investor relations section of our website at www.churchilldownsincorporated.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

COMPANY OVERVIEW

Churchill Downs Incorporated (the “Company”) is a diversified provider of pari-mutuel horseracing, casino gaming and entertainment and is the country’s premier source of online account wagering on horseracing events. We offer gaming products through our casinos in Mississippi, our slot and video poker operations in Louisiana, our slot and poker operations in Florida, our slot and table games operations in Maine and our video lottery terminal joint venture facility in Ohio. We manage our operations through four segments: Racing, Gaming, Online Businesses, and Other Investments. Within our operations under Other Investments falls United Tote Company and United Tote Canada (collectively “United Tote”), which manufactures and operates pari-mutuel wagering systems for racetracks, OTBs and other pari-mutuel wagering businesses. See Part I, Item 1, Business of our Form 10-K Annual Report for the year ended December 31, 2013 for additional information.

We conducted an analysis of our products and determined that tin, tantalum and gold are present in components that are integral to our product and manufacturing processes used in the assembly of our terminals. After further analysis, we were not able to determine that those products were, or were not, “DRC conflict free”; consequently, those products are treated for purposes of this report as “DRC conflict undeterminable.”

Product Description

United Tote produces ticketing terminals and hardware accessories that contain proprietary circuit boards and components which contain the 3TG. Gold and tin are used in components and circuit board assemblies for plating and contact areas. Tantalum is used in components for specific requirements of proprietary electrical circuit design.

OUR APPROACH TO CONFLICT MINERALS AND SUPPLY CHAIN MANAGEMENT

Management Systems

We established a steering committee and tasked it with:

•	analyzing the applicability of the Conflict Minerals law to our operations;

•	conducting due diligence on those matters affected by that law; and

•	preparing and filing any required Conflict Minerals Report.

Our Steering Committee includes a United Tote executive and a cross-functional team of subject matter experts from relevant functions, including Procurement, Compliance & Legal, and Engineering. Senior management and the Audit Committee of our Board of Directors are briefed periodically on the results of our due diligence efforts.

The Steering Committee concluded that the Conflict Minerals law applies to our United Tote operation. It developed a due diligence process based upon the Organisation for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”) and conducted that due diligence, including a Reasonable Country of Origin Inquiry (“RCOI”), which is described below under “Due Diligence Process.”

Control Systems

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for our employees as well as Anti-Money Laundering and Anti-Bribery policies.

Grievance Mechanism

We have multiple long-standing grievance mechanisms whereby employees and suppliers can report violations of our code of conduct and other policies. Churchill encourages its employees to proactively take responsibility and promptly report actual or potential violations of our Code of Conduct and other company policies to human resources, legal, the compliance department, or our hotline. Our hotline is operated by a third party vendor to maintain anonymity of the reporter. Reports may be made by phone or email, or through the vendor’s website. Reports received are documented by the compliance department, whether those reports come through our helpline, or via email, correspondence, telephone, in person, or from other sources inside or outside of the company. The compliance department establishes and executes a plan in response to those grievances.

Supplier Engagement and Supply Chain Management

With respect to the OECD Guidance requirement to strengthen engagement with suppliers, we identified suppliers with whom we need to engage based on whether the items provided to us by the suppliers contain 3TG and we initiated contact with them to conduct the RCOI.

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we rely on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us - including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material. We identified suppliers who provided us with components containing 3TG for the terminals and requested they complete the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Minerals Reporting Template. We attended educational forums and requested feedback on our processes from our independent registered public accounting firm and determined that our approach is consistent with how many peer companies are approaching the Rule 13p-1 requirement.

DUE DILIGENCE

Design of Due Diligence

Our due diligence framework was designed to conform with the framework established by the OECD Guidance.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have identified 16 direct suppliers. We rely on the suppliers whose components contain 3TG to provide us with information about the source of Conflict Minerals contained in the components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers.

Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We typically do not have a direct relationship with 3TG smelters and refiners and are not able to perform or direct audits of these entities within our supply chain.

Request Information

Our Purchasing department sent an email to all suppliers who provide us with components that include 3TG containing an explanation that we are a publicly traded company and must report our use of Conflict Minerals, and we requested that they complete the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Form”) which was attached to the email. The Form, responses to which were due within two weeks, includes questions about the origin of Conflict Minerals included in the suppliers’ products and supplier due diligence.

Any suppliers who did not respond within ten days were sent a follow-up email containing the information from the original email and requesting a response as soon as possible. Our Engineer followed up by phone to four suppliers.

Survey Responses

Thus far, we have received responses to the initial email from 44% of the population surveyed, we received responses to the follow-up email from 19% of the population surveyed, 12% of the population surveyed responded to the phone call, and we have received no response from 25% of the population surveyed. We reviewed the responses against criteria we developed within the company to identify the responses requiring further follow-up with our suppliers. These criteria include untimely or incomplete responses, as well as inconsistencies within the data reported. We have worked directly with these suppliers to obtain revised responses.

The large majority of the suppliers who responded provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. We are, therefore, unable to (i) determine whether any of the Conflict Minerals reported by the suppliers were contained in components or items supplied to us or (ii) validate whether any of these smelters or refiners are actually in our supply chain. Despite our good faith effort to determine the countries of origin and chain of custody of the 3TG contained in our products, we have concluded that the products remain “DRC conflict undeterminable.” We have reached this conclusion based on the foregoing, and accordingly we have been unable to determine the facilities used to process any such 3TG, the exact location of the mines, refineries or smelters from which the 3TG in our products came, and whether such 3TG directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country.

Steps We Are Taking to Mitigate Risk

We have taken, and are taking, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

•	We are in the process of developing a conflict minerals policy.

•	All new suppliers will need to provide a conflict minerals report identifying the sources of all 3TG contained in the components they provide to us.

•	The Steering Committee will continue to meet and review resources available to us for future due diligence and reportings.

•	We will develop a risk management plan.

•	Updates are provided regularly to the Audit Committee of our Board of Directors.